Exhibit 99.3

A2Z Smart Technologies Announces Establishment of Smart Cart Maintenance and Support Division and first Services Agreement

Tel Aviv, Israel / January 24, 2023 — A2Z Smart Technologies Corp. (NASDAQ: AZ) (TSXV: AZ), today announced the establishment of a Smart Cart maintenance and support division.

The maintenance and support division will be established within the Company’s wholly owned ISO qualified subsidiary, A2Z MS, which already provides high level maintenance and support services to some of Israel’s largest governmental and private organizations. The division will provide all maintenance and support services required by its Cust2mate Smart Carts which have been, and will be, deployed in Israel by Yochananof and all future retailers.

In order to enable A2Z MS to concentrate on providing the services, the Company has decided to discontinue the development of military related or derived products.

The Company believes that providing these services internally will give the Company invaluable in-depth insights into the day to day practicalities of using the Smart Carts and assist the Company in developing new generations and features of the Smart Cart.

The Company has signed an agreement with Yochananof for the provision of maintenance and services for the 1,300 Smart Carts ordered by Yochananof for the first three years.

About A2Z.

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is an advanced proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

Contact Information:

Hanover International Inc.

Jh@hanoverintlinc.com

(1) 760 564 7400

Cautionary Statement Regarding Forward-Looking Statements

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company and has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities — that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere.

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